Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES DATE FOR RELEASE OF THIRD QUARTER RESULTS AND CONFERENCE CALL

(Calgary, Alberta – October 23, 2013) – Pengrowth Energy Corporation is pleased to announce that it will release its third quarter 2013 financial and operating results on Thursday, November 7, 2013 after markets close.

Pengrowth will host a conference call and listen only audio webcast beginning at 3:30 P.M. Mountain Time on Thursday, November 7, 2013, during which, management will review Pengrowth's results and respond to inquiries from the investment community. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

Dial-in numbers:

Toll free: (866) 225-0198 or Toronto local (416) 340-8061

Live listen only audio webcast: http://www.gowebcasting.com/4961

A telephone replay will be available through to midnight Eastern Time on Thursday, November 14, 2013 by dialing (800) 408-3053 and entering passcode number 7678766. A replay of the audio webcast will be available on the Pengrowth website at www.pengrowth.com

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

Pengrowth Energy Corporation

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 855-336-8814 Facsimile: (403) 693-8889